UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2020

COMMISSION FILE NUMBER 001-39081

BioNTech SE

(Translation of registrant’s name into English)

An der Goldgrube 12 D-55131 Mainz Germany

+49 6131-9084-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On April 22, 2020, BioNTech SE (the “Company”) issued a press release, announcing regulatory approval to commence a first clinical trial of COVID-19 vaccine candidates from the German regulatory authority, Paul-Ehrlich-Institut, as well as details of a conference call and webcast to be held at 8:00 am EST on April 23, 2020. The press release is attached hereto as Exhibit 99.1.

The Company also participated in a press conference held by the Paul-Ehrlich-Institut at 11:00 am CET on April 22, 2020. The presentation materials from the press conference and for the conference call and webcast are attached hereto as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer

Date: April 22, 2020

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated April 22, 2020 - BioNTech and Pfizer announce regulatory approval from German authority Paul-Ehrlich-Institut to commence first clinical trial of COVID-19 vaccine candidates.
99.2	Presentation: BNT162 COVID-19 Vaccine Update on Clinical Development Program April 2020.